Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated June 10, 2019

Supplementing the Preliminary Prospectus Supplement, dated June 10, 2019

Registration No. 333-224813

AIRCASTLE LIMITED

$650,000,000 4.250% Senior Notes due 2026

Pricing Supplement dated June 10, 2019

to the

Preliminary Prospectus Supplement dated June 10, 2019

of Aircastle Limited

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

4.250% Senior Notes due 2026

Issuer:	Aircastle Limited

Security:	4.250% Senior Notes due 2026

Size:	$650,000,000

Maturity Date:	June 15, 2026

Coupon:	4.250%

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2019.

Record Dates:	June 1 and December 1

Price to Public:	99.515%

Benchmark Treasury:	UST 2.125% due May 31, 2026

Spread to Benchmark Treasury:	230 bps

Yield:	4.331%

Gross Proceeds:	$646,847,500

Net Proceeds to Issuer before Expenses:	$642,785,000

Optional Redemption:	Prior to April 15, 2026 (two months prior to the maturity date of the Notes), the Issuer may, at any time and from time to time, redeem all or a part of the notes, upon not less than 15 nor more than 60 days’ prior notice mailed by first class mail to each Holder’s registered address, at a redemption price equal to the greater of (a) 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date, and (b) the sum of the present values of 100% of the principal amount of the notes being redeemed and the remaining scheduled payments of interest on the notes from the redemption date through April 15, 2026 (two months prior to the maturity date of the notes) (computed using a discount rate equal to the Treasury Rate as of such redemption date plus 35 basis points), plus accrued and unpaid interest to, but not including, the redemption date.

In addition, on or after April 15, 2026 (two months prior to the maturity date of the notes), the Issuer may on any one or more occasions redeem all or a part of the notes, upon not less than 15 nor more than 60 days’ prior notice mailed by first class mail to each Holder’s registered address, at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

“Treasury Rate” means, as of any redemption date, the weekly average rounded to the nearest 1/100th of a percentage point (for the most recently completed week for which such information is available as of the date that is two Business Days prior to the redemption date) of the yield to maturity of United States Treasury securities with a constant maturity (as compiled and published in the Federal Reserve Statistical Release H.15 with respect to each applicable day during such week or, if such Statistical Release is no longer published or available, any publicly available source of similar market data selected by the Issuer) most nearly equal to the period from the redemption date to April 15, 2026 (two months prior to the maturity date of the notes); provided, however, that if the period from the redemption date to April 15, 2026 (two months prior to the maturity date of the notes) is not equal to the constant maturity of a United States Treasury security for which such a yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to April 15, 2026 (two months prior to the maturity date of the notes) is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Trade Date:	June 10, 2019

Expected Settlement Date:

June 13, 2019 (T+3)

We expect that delivery of the notes will be made to investors on or about June 13, 2019, which will be the third business following the date of this pricing term sheet (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof should consult their advisors.

Denominations:	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers:	CUSIP: 00928QAS0 ISIN: US00928QAS03

Form of Offering:	SEC Registered (Registration No. 333-224813)

Underwriters:	J.P. Morgan Securities LLC BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. Wells Fargo Securities, LLC

Changes from Preliminary Prospectus Supplement

In addition to the pricing information set forth above, the following additional changes are being made to the Preliminary Prospectus Supplement:

The following is added at the end of the section entitled “UNDERWRITING” on page S-57 of the Preliminary Prospectus Supplement:

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus supplement is being distributed only to, and is directed only at, and any offer of the notes is directed only at (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Notice to Prospective Investors in Korea

The notes have not been and will not be registered with the Financial Services Commission of Korea under the Financial Investment Services and Capital Markets Act. Accordingly, the notes may not be offered, sold or delivered, directly or indirectly, in Korea or to, or for the account or benefit of, any resident of Korea (as such term is defined under the Foreign Exchange Transaction Law of Korea and its Enforcement Decree), except as otherwise permitted under applicable Korean laws and regulations.

Notice to Prospective Investors in Taiwan

The notes may be made available outside Taiwan for purchase by investors residing in Taiwan (either directly or through properly licensed Taiwan intermediaries acting on behalf of such investors) but may not be offered or sold in Taiwan. The notes are being made available to professional institutional investors in Taiwan through bank trust departments, licensed securities brokers and/or insurance company investment linked insurance policies pursuant to Taiwan Rules Governing Offshore Structured Products. No other offer or sale in Taiwan is permitted.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the preliminary prospectus supplement and accompanying base prospectus may be obtained by contacting J.P. Morgan Securities LLC, Attn: Investment Grade Syndicate Desk, 383 Madison Avenue, New York, NY 10179, by calling (212) 834-4533, BNP Paribas Securities Corp., Attn: Syndicate Desk, 787 Seventh Avenue, New York, NY 10019, by calling 1-800-854-5674 or by e-mailing new.york.syndicate@bnpparibas.com, Credit Agricole Securities (USA) Inc., 1301 Avenue of the Americas, 17th Floor, New York, NY 10019, by calling (866) 807-6030, or Wells Fargo Securities, LLC, Attn: WFS Customer Service, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, by calling 1-800-645-3751 or by e-mailing wfscustomerservice@wellsfargo.com.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.